FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A.

Santiago, December 20, 2012.

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you as essential information regarding this Banking Institution, that by way of a public deed dated December 19, 2012 issued before the Public Notary of Mr. René Benavente Cash, Banco de Chile together with its affiliate Banchile Corredores de Seguros Limitada entered into an agreement with Banchile Seguros de Vida S.A. called Collective Debtor’s Life Insurance Agreement (“Contrato de Seguro Colectivo de Desgravamen”) for loan mortgages.

Said agreement was entered pursuant article 40 of DFL N° 251 of 1931, General Regulation N° 330 of the Superintendency of Securities and Insurance and Circular N° 3,530 of the Superintendency of Banks and Financial Institutions, both dated March 21, 2012, upon which the public bid for the collective policy for life insurance covering loan mortgages was adjudicated to Banchile Seguros de Vida S.A., who offered the lowest rate of 0.0119800% monthly, including a 14.00% commission fee for the insurance broker Banchile Corredores de Seguros Limitada, who will act as intermediary of the policy.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2012.

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO